Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED AUGUST 14, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

JULY 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	July 2009	Year to Date	07/31/09	07/31/09

Series A	−7.87%	−27.79%	$31,847,549	$1,395.29

Series B	−12.24%	−40.83%	$52,138,480	$1,539.06

*	All performance is reported net of fees and expenses

Fund results for July 2009:

After a brief respite in June, global stock markets continued to advance in July, confounding skeptics as many markets rose to new multi-month highs. Equities shrugged off negative sentiment early in the month, extending recent gains despite rising unemployment and generally unimpressive macroeconomic statistics. U.S. stock indices added between 7% and 9% as second quarter corporate earnings surpassed analyst estimates, while improving retail sales and U.S. housing market data also contributed to positive investor sentiment. China’s Shenzen 300 advanced well over 15%, propelling Korea, Taiwan, and Singapore to double-digit gains. Germany’s DAX, London’s FTSE and France’s CAC40 established new highs, rising between 8% and 11%. Short positions in the stock indices sector produced relatively large losses for the month.

The Canadian dollar surged more than 7%, moving to 2009 highs as business confidence improved, unemployment rose less than what was expected, and commodity markets remained robust. The Norwegian krona (+5%), Brazilian real (+4.4%), Australian dollar (+3.6%) and Colombian peso (+4.9%) continued to outperform. The Brazilian real has returned nearly 20% against the U.S. dollar this year as strong retail sales and corporate earnings led to estimates of a 2.2% increase in 2nd quarter GDP. The high-yielding Colombian peso, moved to 10-month highs on news that Standard and Poor’s may raise the South American country’s credit rating to investment grade. These conditions led our long positions in the U.S. dollar to losses.

Gold gained slightly in July as investors continued to search for conviction on short-term price action. Gold had moved lower in early July as the U.S. dollar held steady and equities sold off amid growing risk aversion. Indian gold purchases were shown to have fallen 50% on the year, while a key Russian producer announced impressive output gains. However, risk appetite returned as positive U.S. retail sales and strong corporate earnings revived global equity markets and improved economic recovery prospects. The ensuing U.S. dollar weakness combined with an inflationary PPI report to support December gold futures to a 2.8% gain. Industrial metals continued to trend higher with London copper (+15.2%) leading the way. Copper is now up well over 80% on the year as China posted its fifth consecutive month of record imports in June. Short positions in metals led to losses in this sector for the month.

Other market sectors, relative to those discussed above, did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.

For the month of July 2009, Series A lost 7.87% and Series B lost 12.24%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
JULY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2009)

STATEMENT OF INCOME

July 2009

Investment income, interest	$2,955

Expenses
Management fee	49,386
Ongoing offering expenses	26,695
Operating expenses	4,004
Selling Commissions	106,781
Other expenses	2,201
Incentive fee	—
Brokerage commissions	62,724

Total expenses	251,791

Net investment gain (loss)	(248,836)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,556,347)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(913,577)

Net gain(loss) on investments	(2,469,924)

Net increase (decrease) in net assets from operations	$(2,718,760)

STATEMENT OF CHANGES IN NET ASSET VALUE

July 2009

Net assets, beginning of period	$33,610,463

Net increase (decrease) in net assets from operations	(2,718,760)
Capital share transactions
Issuance of shares	3,610,087
Redemption of shares	(2,654,242)

Net increase(decrease) in net assets from capital share transactions	955,845
Net increase(decrease) in net assets	(1,762,915)

Net assets, end of period	$31,847,548

NAV Per Unit, end of period	$1,395.29

QUADRIGA SUPERFUND, L.P. — SERIES B
JULY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2009)

STATEMENT OF INCOME

July 2009

Investment income, interest	$4,923

Expenses
Management fee	80,852
Ongoing offering expenses	43,704
Operating expenses	6,555
Selling Commissions	174,815
Other expenses	2,030
Incentive fee	—
Brokerage commissions	166,945

Total expenses	474,901

Net investment gain(loss)	(469,978)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(4,192,275)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,609,532)

Net gain(loss) on investments	(6,801,807)

Net increase (decrease) in net assets from operations	$(7,271,785)

STATEMENT OF CHANGE IN NET ASSET VALUE

July 2009

Net assets, beginning of period	$56,260,422

Net increase (decrease) in net assets from operations	(7,271,785)
Capital share transactions
Issuance of shares	4,799,909
Redemption of shares	(1,650,066)

Net increase (decrease) in net assets from capital share transactions	3,149,843
Net increase(decrease) in net assets	(4,121,942)

Net assets, end of period	$52,138,480

NAV Per Unit, end of period	$1,539.06

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.